Supplement dated February 28, 2002*
                         to the following prospectuses:

Wells Fargo Advantage(SM) Variable Annuity dated July 23, 2001 (44223 E (7/01)) Wells Fargo Advantage(SM) Builder Variable Annuity dated July 23, 2001 (44224 E (7/01))

As of May 1, 2002, the Goldman Sachs Variable Insurance Trust ("VIT") Goldman Sachs VIT Internet Tollkeeper Fund(SM) and the Goldman Sachs VIT Global Income Fund, will no longer be investment options under the contract. On or after May 1, 2002, any automatic allocations such as account re-balancing and DCA will be reallocated to the Wells Fargo VT Money Market Fund. In addition, all contract value remaining in any subaccounts investing in these funds will be transferred to the Wells Fargo VT Money Market Fund on May 1, 2002.

THIS SUPPLEMENT SHOULD BE RETAINED WITH THE CURRENT PROSPECTUS FOR YOUR PRODUCT.


44223-15 A (3/02)

* Valid until April 30, 2002